Exhibit 12

QWEST CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Three Months Ended March 31, 2007	Years Ended December 31,
		2006	2005	2004	2003	2002
Income from continuing operations before income taxes, discontinued operations and cumulative effect of changes in accounting principles	$625	$1,851	$1,530	$1,742	$1,758	$2,435
Add: estimated fixed charges	165	669	668	647	643	634
Add: estimated amortization of capitalized interest	2	10	12	12	13	14
Less: interest capitalized	(2)	(8)	(7)	(9)	(13)	(24)

Total earnings available for fixed charges	$790	$2,522	$2,203	$2,392	$2,401	$3,059

Estimate of interest factor on rentals	$10	$45	$54	$54	$57	$69
Interest expense, including amortization of premiums, discounts and debt issuance costs (1)	153	616	607	584	573	541
Interest capitalized	2	8	7	9	13	24

Total fixed charges	$165	$669	$668	$647	$643	$634

Ratio of earnings to fixed charges	4.8	3.8	3.3	3.7	3.7	4.8

(1)	Interest expense includes only interest related to borrowings.